SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Air Canada
                    -----------------------------------------
                                (Name of Issuer)

                            Class A Non-Voting Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    00891130
                                 --------------
                                 (CUSIP Number)

                                   __________

    Check the following box if a fee is being paid with this statement |X|.

                                Page 1 of 7 Pages
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                                                                    SCHEDULE 13G

CUSIP No.  00891130                                          Page 2 of  7  Pages
- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  T.A.L. Investment Counsel Ltd.

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)     |_|

                                                            (b)     |_|

- --------------------------------------------------------------------------------
3)       SEC USE ONLY


- --------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

- --------------------------------------------------------------------------------
                             5)     SOLE VOTING POWER
                                    5,443,075 shares of Class A Non-Voting Stock
         NUMBER              -------------------------------------------------
         OF                  6)     SHARED VOTING POWER
         SHARES                     Not applicable
         BENEFICIALLY        -------------------------------------------------
         OWNED BY            7)     SOLE DISPOSITIVE POWER
         EACH                       5,935,275 shares of Class A Non-Voting Stock
         REPORTING           -------------------------------------------------
         PERSON              8)     SHARED DISPOSITIVE POWER
         WITH                       Not applicable

- --------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                             5,942,275 shares of Class A Non-Voting Stock

- --------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                  |_|

- --------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  16.80%

- --------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
                  IA
- --------------------------------------------------------------------------------

                                  Schedule 13G

ITEM 1(A). NAME OF ISSUER:

           Air Canada

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           7373 Cote Vertu Blvd. West, P.O. Box 14000,  St. Laurent,  Quebec H4Y
1H4

ITEM 2(A). NAME OF PERSON FILING:

           T.A.L. Investment Counsel Ltd.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business office is1000 de la Gauchetiere West, Suite 3100, Montreal, Quebec, Canada H3B 4W5

ITEM 2(C). CITIZENSHIP:

           Canada

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Class A Non-Voting Stock

ITEM 2(e). CUSIP NUMBER:

           00891130

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

           (e) |X| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

ITEM 4.   OWNERSHIP.



           (a) Amount beneficially owned: 5,942,275 shares of Class A Non-Voting Stock

           (b) percent of class: 16.80%

           (c) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: 5,443,075 shares of Class A Non-Voting Stock

           (ii)       Shared power to vote or to direct the vote: Not applicable

           (iii)      Sole power to dispose  or to direct  the  disposition  of:
                      5,935,275 shares of Class A Non-Voting Stock

           (iv)       Shared power to dispose or to direct the  disposition of :
                      Not applicable

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Air Canada. No one person's interest in the common stock of Air Canada is more than five percent of the total outstanding common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with T.A.L. Investment Counsel Ltd.'s beneficial ownership of the common stock of Air Canada at December 31, 1995 is true, complete and correct.


Date: August 5, 1996

                                       T.A.L. INVESTMENT COUNSEL LTD.



                                       /s/ Assunta Di Lorenzo
                                       ----------------------
                                       By: Assunta Di Lorenzo
                                           Legal Counsel and Corporate Secretary




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